U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

FORM 12b-25                                     SEC File Number:  0-14009

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 11-K [X] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

                  For Period Ended:   December 31, 2002


[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  _______________________


             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type

      Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.


      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

         Full Name of Registrant: CONSOLIDATED MERCANTILE INCORPORATED Former Name if Applicable:CONSOLIDATED MERCANTILE CORPORATION



         Address of Principal Executive Office (Street and Number):
         106 Avenue Road



         City, State and Zip Code:
         Toronto, Ontario M5R 2H3




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PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - Narrative

         State below in reasonable detail the reasons why the form 10-K, 20-F, 11-K, 10-Q, N-SAR or transition report could not be filed within the prescribed time period.

         As a result of a just completed acquisition by the Registrant's packaging and specialty cover subsidiary, the Registrant has been unable to assemble all of the materials from certain affiliates necessary to effect the filing without unreasonable effort or expense.

PART IV - Other Information


(1)      Name and telephone number of person to contact in regard to this
         notification:  Dennis P. McConnell, Esq.      (212) 925-2800
                        (Name)           (Area Code) (Telephone Number)

(2)      Have all other period reports required under      [x] Yes  [ ]No
         section 13 or 15(d) of the Securities Exchange
         Act of 1934 or section 30 of the Investment
         Company Act of 1940 during the preceding 12

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         months or for such shorter period that the
         registrant was required to file such report(s) been filed? If the answer is not, identify report(s).

(3)      Is it anticipated that any significant change     [X] Yes  [ ]No
         in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


The total revenues for the fiscal year ended December 31, 2002 were Cdn$240,933,774 compared to Cdn$225,857,627 for the fiscal year ended December 31, 2001. The net income for the fiscal year ended December 31, 2002 was Cdn$2,926,773 compared to Cdn$1,268,693 for the fiscal year ended December 31, 2001.



             [The remainder of this page intentionally left blank.]

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                 CONSOLIDATED MERCANTILE INCORPORATED
              (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date:  June 26, 2003        By:/S/ STAN ABRAMOWITZ
                            Stan Abramowitz, Secretary



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).







































cmc\12b25-2002.wpd

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